VAPIR ENTERPRISES, INC.

3511 Ryder Street

Santa Clara, California 95051

(TEL: 800-841-1022)

December 21, 2017
(Filed with Edgar)

Ms. Mindy Hooker, Mail Stop 4631

Office of Manufacturing and Construction

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

[Email: HookerM@SEC.GOV]

RE:	Vapir Enterprises, Inc.

Further to Our Telephone Discussions

& Your Comment Letter of September 21, 2017

Dear Ms. Hooker:

Once again and on behalf of the Company, allow me to express our appreciation for your generous time and kind assistance in our telephone discussions last week relating to the additional steps needed to fully address your good comments set forth in the September 21, 2017 comment letter (the “Letter”) addressed to Vapir Enterprises, Inc., a Nevada corporation (the “Company”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ending December 31, 2016. As I said previously, my client takes its responsibilities as a corporate citizen very seriously and we want to respond to your comments fully and properly.

Second and given the further information that you provided, we are awaiting your assessment on the following for the planned filing of Amendment No. 1 to the 2016 Annual Report on Form 10-K which prospectively will contain the following revised language for Item 9A. We will also remit this letter via EDGAR as you requested.

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Ms. Mindy Hooker, Mail Stop 4631

December 21, 2017

Management’s Report on Internal Control over Financial Reporting

As of the end of the period covered by this Annual Report, our Chief Executive Officer and Chief Financial Officer performed an evaluation of the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based on the evaluation and the identification of the material weaknesses in internal control over financial reporting described below, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2016, the Company’s disclosure controls and procedures were not effective.

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with US GAAP. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projection of any evaluation of effectiveness to future periods is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our Chief Executive Officer and Chief Financial Officer have assessed our internal control over financial reporting as of December 31, 2016. Management’s assessment of internal control over financial reporting was conducted using the criteria in Internal Control over Financial Reporting (“ICFR”) – Guidance for Smaller Public Companies (2006) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and Management has determined that the ICFR was not effective due to the material weaknesses.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. In connection with management’s assessment of our internal control over financial reporting as required under Section 404 of the Sarbanes-Oxley Act of 2002, we identified the following material weaknesses in our internal control over financial reporting as of December 31, 2016:

(1)        Lack of an independent audit committee or audit committee financial expert. Although our board of directors serves as the audit committee it has no independent directors. These factors are counter to corporate governance practices as defined by the various stock exchanges and may lead to less supervision over management.

(2)        We do not have sufficient experience from our accounting personnel with the requisite U.S. GAAP public company reporting experience that is necessary for adequate controls and procedures due to our limited resources with appropriate skills, training and experience to perform the review processes to ensure the complete and proper application of generally accepted accounting principles.

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Ms. Mindy Hooker, Mail Stop 4631

December 21, 2017

(3)        Need for greater integration, oversight, communication and financial reporting of the books and records of our office.

(4)        Lack of sufficient segregation of duties such that the design over these areas relies primarily on detective controls and could be strengthened by adding preventative controls to properly safeguard company assets.

Remediation of Material Weaknesses in Internal Control over Financial Reporting

As a smaller reporting company, the Company does not have the resources to install a dedicated staff with deep expertise in all facets of SEC disclosure and US GAAP compliance. As is the case with many small businesses, the Company will continue to work with its external consultants and attorneys as it relates to new accounting principles and changes to SEC disclosure requirements. The Company has found that this approach worked well in the past and believes it to be the most cost effective solution available for the foreseeable future.

This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to rules that permit the Company to provide only management’s report in this annual report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the fourth quarter ended December 31, 2016 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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Please review and let William M. Aul, Esq., (Bill@Aullaw.net) our counsel know if the proposed language to be inserted into the contemplated Amendment No. 1 to the Form 10-K meets with your approval. Thank you again for your kind assistance.

Sincerely,

/s/ Mitra Sadeghzadeh
Mitra Sadeghzadeh
CEO President

WMA: mds

cc: file